Filed by Logan Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Logan Ridge Finance Corporation

Commission File No. 814-01022

Date: January 30, 2025

FOR IMMEDIATE RELEASE

Portman Ridge Finance Corporation and Logan Ridge Finance Corporation Enter into Merger Agreement

Combined Entity Will be Managed by Sierra Crest Investment Management, LLC, an Affiliate of BC Partners Advisors L.P.

Companies to Host a Joint Conference Call on January 30, 2025, at 4:00 PM ET to Discuss the Proposed Merger

NEW YORK, January 30, 2025 – Portman Ridge Finance Corporation (NASDAQ: PTMN) (“Portman Ridge” or “PTMN”) and Logan Ridge Finance Corporation (NASDAQ: LRFC) (“Logan Ridge” or “LRFC”) (together, the “Companies”), business development companies (“BDCs”) managed by affiliates of BC Partners Advisors L.P. (“BC Partners”), announced today that they have entered into an agreement under which LRFC will merge with and into PTMN (the “Proposed Merger”), subject to the receipt of certain shareholder approvals and the satisfaction of other closing conditions. Pursuant to the Proposed Merger agreement, Portman Ridge will be the surviving public entity and will continue to trade on the Nasdaq under the symbol “PTMN.”

The Boards of Directors of both PTMN and LRFC, on the recommendation of their respective Special Committees consisting solely of certain independent directors, have unanimously approved the Proposed Merger. In addition, the Board of Directors of LRFC will recommend that shareholders of LRFC vote in favor of the Proposed Merger, and the Board of Directors of PTMN will recommend that shareholders of PTMN vote in favor of the issuance of PTMN common stock in connection with the Proposed Merger, in each case, subject to certain conditions.

Transaction Highlights

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Size & Scale: The Proposed Merger will significantly increase the size and scale of Portman Ridge, which is expected to translate into increased trading volume and improved secondary liquidity, lower operating expenses and potentially greater access to more diverse sources of financing at a lower cost. The combined company will be externally managed by Sierra Crest Investment Management LLC (“Sierra Crest”), the current investment adviser to Portman Ridge, and is expected to have total assets in excess of $600 million, and a net asset value (“NAV”) of approximately $270 million, each based on the Companies’ September 30, 2024 balance sheets, adjusted for estimated transaction expenses, but excluding the impact of the Tax Distribution (as defined below).

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Portfolio Overlap: The Proposed Merger will result in the acquisition of a known, diversified portfolio with significant portfolio overlap between the two Companies. PTMN and LRFC employ the same investment strategy, and the BC Partners Credit Platform has been allocating substantially similar or the same investments to both Companies since Mount Logan Management, LLC (“Mount Logan”) became LRFC’s external investment adviser on July 1, 2021. As a result, more than 70% of the investments in LRFC’s portfolio at fair value are expected to be BC Partners-originated assets at the time of closing, with over 60% of the portfolio overlapping with PTMN. The combination of two known, complementary portfolios, originated and managed by the BC Partners Credit Platform, is expected to substantially mitigate integration risk.

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Accretive to NAV: Expected to be immediately accretive to PTMN’s NAV by 1.3% upon closing, based on the Companies’ September 30, 2024, NAVs and adjusted for estimated transaction expenses but excluding the impact of the Tax Distribution.

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Accretive to Core Net Investment Income (“NII”): Expected to be immediately accretive to the Companies’ NII as result of an expected $2.8 million of annual operating expense efficiencies and the Incentive Fee Waiver (as defined below). Over the longer term, management of the Companies expects the Proposed Merger to provide further NII accretion through a lower cost of debt and improved financing terms as well as further rotation out of LRFC’s legacy non-yielding equity portfolio into interest-earning assets originated by the BC Partners Credit Platform.

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Increased Borrowing Capacity & Optimized Debt Capital Structure: As a result of the recent refinancing of LRFC’s credit facility with KeyBank National Association (“KeyBank”), LRFC currently has additional available borrowing base that can be used for future deployment at the combined company. With LRFC’s refinanced credit facility with KeyBank and PTMN’s existing senior secured revolving credit facility with JPMorgan Chase Bank, National Association in place, the combined company is expected to be able to further optimize its debt capital structure based on differing eligibility requirements and advance rates.

•	Research Coverage: The increase in Portman Ridge’s market capitalization is expected to facilitate additional research coverage.

Fixed Exchange Ratio

In connection with the Proposed Merger, shareholders of LRFC will receive 1.50 newly issued shares of PTMN common stock in exchange for each share of common stock of LRFC (the “Fixed Exchange Ratio”). Based on the Fixed Exchange Ratio, using PTMN’s closing price of $16.68 per share on January 24, 2025 and excluding the impact of the Tax Distribution, the merger consideration values LRFC’s shares at $25.02 per share, which represents a 4% premium to LRFC’s January 24, 2025, closing price of $24.00 per share and a 17% premium to LRFC’s closing price of $21.43 per share on September 11, 2024 (which was the date immediately prior to the announcement of LRFC’s successful exit of its investment in Nth Degree Investment Group, LLC, an important catalyst for this transaction).

In addition to approval by shareholders of both PTMN and LRFC, the closing of the Proposed Merger is subject to customary conditions. Further, the merger agreement provides each Special Committee a termination right that allows for either Special Committee to terminate the Proposed Merger if it has determined, reasonably and in good faith, as a result of events or other circumstances occurring or arising after the date of the signing of the Proposed Merger agreement that were not known to the applicable Board of Directors, that the interests of their respective shareholders would be diluted within the meaning of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of the Proposed Merger.

The parties currently expect the Proposed Merger to be completed in the second calendar quarter of 2025.

Additional Transaction Details

In connection with and in support of the transaction, only if the Proposed Merger is consummated, PTMN’s external investment adviser, Sierra Crest, has agreed to waive up to $1.5 million of incentive fees over eight consecutive quarters following the closing of the Proposed Merger, subject to the satisfaction of certain conditions set forth in the definitive documentation executed between Sierra Crest and PTMN (the “Incentive Fee Waiver”).

Prior to the anticipated closing of the Proposed Merger, PTMN and LRFC intend to declare and pay ordinary course quarterly dividends.

Subject to the approval of LRFC’s Board of Directors and contingent upon the satisfaction of the closing conditions to the Proposed Merger, LRFC will declare a dividend to LRFC’s shareholders in an amount totaling no less than $1.0 million, but otherwise equal to any undistributed 2024 NII of LRFC estimated to be remaining as of the closing of the Proposed Merger, which management of LRFC currently expects to be between approximately $1.0 million and $1.5 million (the “Tax Distribution”).

Management Commentary

Ted Goldthorpe, President and Chief Executive Officer of PTMN and LRFC and Head of the BC Partners Credit Platform, stated, “I am incredibly proud to announce the proposed combination of PTMN and LRFC. Based on the September 30, 2024 net assets value of each company and inclusive of an estimated Tax Distribution, LRFC shareholders will receive merger consideration equal to approximately 98% of its September 30, 2024 net asset value. This combination is the culmination of a journey we embarked upon over three and half years ago, when shareholders of Logan Ridge placed their trust and confidence in the management team and the BC Partners Credit Platform by appointing Mount Logan to serve as the investment adviser to Logan Ridge. During this time, we have transformed LRFC’s investment portfolio by substantially reducing the non-income producing legacy equity exposure, reducing non-accruals, significantly increasing the portfolio’s diversification and growing LRFC’s exposure to credits originated by the BC Partners Credit Platform. Importantly, by the time this transaction closes and barring any unexpected repayments, we expect that more than 70% of Logan Ridge’s portfolio at fair value to be in portfolio companies financed by the BC Partners Credit Platform. Further, we have materially lowered Logan Ridge’s cost of debt capital and lowered operating expenses. The collective result of these efforts has been the stable and growing operating earnings LRFC has generated over this time, which in turn has been used to reward shareholders with a stable and growing dividend. More importantly, LRFC’s management did all of this against the backdrop of particularly challenging and uncertain market conditions. The combination of these Companies is a marquee transaction for the platform and a significant milestone for the BC Partners Credit Platform. I couldn’t be more excited for the future of the combined company.

We believe now is the right time to combine the Companies, as we can finally do so in a manner that is expected to be accretive to both sets of shareholders. The merger will significantly increase the size and scale of Portman Ridge, which we believe will translate into increased trading volume and improved secondary liquidity, lower operating expenses and potentially greater access to more diverse sources of financing at a lower cost.

Looking ahead, we will continue to execute our strategy of targeting inorganic growth opportunities that we believe have the potential to be earnings accretive for shareholders of both PTMN and LRFC. I look forward to updating our shareholders on the work management will be doing on this front over the course of 2025.”

Transaction Advisors

Keefe, Bruyette & Woods, A Stifel Company, is serving as financial advisor to the Special Committee of PTMN in connection with the transaction. Stradley Ronon Stevens & Young, LLP is acting as the legal counsel to the Special Committee of PTMN.

Houlihan Lokey is serving as financial advisor to the Special Committee of LRFC in connection with the transaction. Skadden, Arps, Slate, Meagher & Flom LLP is acting as the legal counsel to the Special Committee of LRFC.

Simpson Thacher & Bartlett LLP is serving as legal counsel to PTMN and LRFC with respect to the transaction. Dechert LLP serves as legal counsel to PTMN and LRFC.

Conference Call Details

PTMN and LRFC will host a joint conference call on Thursday, January 30, 2025, at 4:00 PM ET to discuss the transaction. All interested persons are invited to attend the call and should dial (646) 307-1963 approximately 10 minutes prior to the start of the conference call and use the conference ID 4584554. A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis on both Company’s websites, www.portmanridge.com, and www.loganridge.com, in the Investor Relations sections under Events and Presentations. The webcast can also be accessed by clicking the following link: https://edge.media-server.com/mmc/p/sx9vwkih. The online archive of the webcast will be available on the Company’s websites shortly after the call.

The Companies will be utilizing an investor presentation as an accompaniment to the live call, which will be available on LRFC’s website at www.loganridgefinance.com and PTMN’s website at www.portmanridge.com.

About Logan Ridge Finance Corporation

Logan Ridge Finance Corporation (NASDAQ: LRFC) is a BDC that invests primarily in first lien loans and, to a lesser extent, second lien loans and equity securities issued by lower middle-market companies. LRFC invests in performing, well-established middle-market businesses that operate across a wide range of industries. It employs fundamental credit analysis, targeting investments in businesses with relatively low levels of cyclicality and operating risk. For more information, visit www.loganridgefinance.com.

About Portman Ridge Finance Corporation

Portman Ridge Finance Corporation (NASDAQ: PTMN) is a publicly traded, externally managed investment company that has elected to be regulated as a BDC under the 1940 Act. Portman Ridge’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. Portman Ridge’s investment activities are managed by its investment adviser, Sierra Crest.

Portman Ridge’s filings with the Securities and Exchange Commission (the “SEC”), earnings releases, press releases and other financial, operational and governance information are available on Portman Ridge’s website at www.portmanridge.com.

Forward-Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of PTMN and LRFC, and distribution projections; business prospects of PTMN and LRFC, and the prospects of their portfolio companies; and the impact of the investments that PTMN and LRFC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of PTMN shareholders and LRFC shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of PTMN, LRFC or, following the closing of the merger, the combined company; (xi) the ability of Sierra Crest to implement its future plans with respect to the combined company; (xii) the ability of Sierra Crest and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of PTMN, LRFC or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that PTMN, LRFC or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of PTMN, LRFC or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that PTMN, LRFC or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of PTMN, LRFC or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of PTMN, LRFC or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). PTMN and LRFC have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although PTMN and LRFC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that PTMN and LRFC in the future may file with the SEC, including the Joint Proxy Statement and Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, LRFC or in any fund or other investment vehicle managed by BC Partners or any of its affiliates.

Additional Information and Where to Find It

This document relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Proposals, PTMN will file with the SEC and mail to its and LRFC’s respective shareholders a combined joint proxy statement for PTMN and LRFC and a prospectus of PTMN (the “Registration Statement”). The Registration Statement will contain important information about PTMN, LRFC and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF PTMN AND LRFC ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PTMN, LRFC AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by PTMN, from PTMN’s website at https://www.portmanridge.com, and, for documents filed by LRFC, from LRFC’s website at https://www.loganridgefinance.com.

Participants in the Solicitation

PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. LRFC, its directors, certain of its executive officers and certain employees and officers of Mount Logan and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of LRFC is set forth in the proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PTMN and LRFC shareholders in connection with the Proposals will be contained in the Registration Statement, including the Joint Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

Contacts:

Portman Ridge Finance Corporation

650 Madison Avenue, 3rd floor

New York, NY 10022

info@portmanridge.com

Brandon Satoren

Chief Financial Officer

Brandon.Satoren@bcpartners.com

(212) 891-2880

The Equity Group Inc.

Lena Cati

lcati@equityny.com

(212) 836-9611

Val Ferraro

vferraro@equityny.com

(212) 836-9633